[LETTERHEAD OF QUARLES & BRADY]             Writer's Direct Dial: (414) 277-5119
                                                         E-Mail: wjs@quarles.com


                                       February 6, 1998


VIA EDGAR
---------
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

     Re:  Applied Power Inc.
          Commission File No. 0-5430
          Schedule 13G/A Filing

Ladies and Gentlemen:

     Transmitted for filing via EDGAR pursuant to Section 13(g) of the Securities Exchange Act of 1934 and Rule 13d-1(c) thereunder, on behalf of Richard G. Sim, is a Schedule 13G/A (Amendment No. 3) reporting beneficial ownership of shares of the Class A Common Stock of Applied Power Inc. (the "Registrant"). By copy of this letter, we are also this day transmitting to the Registrant and the New York Stock Exchange, on behalf of Mr. Sim, by certified mail, return receipt requested, manually signed copies of the Schedule 13G/A.

                                       Very truly yours,

                                       QUARLES & BRADY


                                       /s/ Walter J. Skipper
                                       Walter J. Skipper

WJS:cls
Enclosures
cc:  Mr. Richard G. Sim
     Applied Power Inc. (certified mail - return receipt requested)
     New York Stock Exchange (certified mail - return receipt requested)
          (Please acknowledge receipt of this filing by stamping and returning to the author the additional copy of this transmittal letter in the enclosed, self-addressed, postpaid envelope.)
     Anthony W. Asmuth III, Esq.

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549



                                SCHEDULE 13G/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)


                              APPLIED POWER INC.
                              ------------------
                               (Name of Issuer)

                     Class A Common Stock, $.20 Par Value
                    --------------------------------------
                        (Title of Class of Securities)


                                  038225 10 8
                                  -----------
                                  (CUSIP No.)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
  CUSIP NO. 038225 10 8             13G                    PAGE 2 OF 7 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Richard G. Sim

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States of America

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            833,481

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             833,481

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      833,481
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      5.8%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                        SCHEDULE 13G/A - AMENDMENT NO. 3
                                 RICHARD G. SIM
                               APPLIED POWER INC.

Item 1.

     (a)  Name of Issuer:
          --------------

          Applied Power Inc.

     (b)  Address of Issuer's Principal Executive Offices:
          -----------------------------------------------

          13000 West Silver Spring Drive
          Butler, Wisconsin 53007


Item 2.

     (a)  Name of Person Filing:
          ---------------------

          Richard G. Sim

     (b)  Address of Principal Business Office or, if none, Residence:
          -----------------------------------------------------------

          c/o Applied Power Inc.
          13000 West Silver Spring Drive
          Butler, Wisconsin 53007

     (c)  Citizenship:
          -----------

          United States of America

     (d)  Title of Class of Securities:
          ----------------------------

          Class A Common Stock, $.20 par value

     (e)  CUSIP No.:
          ---------

          038225 10 8

Item 3.

          If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a)  [ ]  Broker or dealer registered under section 15 of the Act.

     (b)  [ ]  Bank as defined in section 3(a)(6) of the Act.

     (c)  [ ]  Insurance company as defined in section 3(a)(19) of the Act.

     (d) [ ] Investment company registered under section 8 of the Investment Company Act.

     (e) [ ] Investment adviser registered under section 203 of the Investment Advisers Act of 1940.

     (f) [ ] Employee benefit plan, pension fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or endowment fund; see (S)240.13d-1(b)(1)(ii)(F).

     (g) [ ] Parent holding company, in accordance with (S)240.13d-1(b)(ii)(G) (Note: See Item 7).

     (h)  [ ]  Group, in accordance with (S)240.13d-1(b)(1)(ii)(H).

     Not Applicable.


Item 4.   Ownership (at December 31, 1997).

     (a)  Amount Beneficially Owned:
          -------------------------

          833,481 shares

     (b)  Percent of Class:
          ----------------

          5.8% (based upon the 13,873,203 shares of Class A Common Stock outstanding at December 31, 1997 and exercisable options for 502,721 additional shares).

     (c)  Number of shares as to which such person has:
          --------------------------------------------

               (i) Sole power to vote or to direct the vote.

                         833,481 shares (includes options to purchase 502,721 shares exercisable currently or within 60 days after December 31, 1997, and 2,424 shares allocated to the account of the undersigned in Applied Power Inc.'s Employee Stock Ownership Plan).

              (ii) Shared power to vote or to direct the vote.

                         0 shares

             (iii)  Sole power to dispose or to direct the disposition of.

                         833,481 shares (includes options to purchase 502,721 shares exercisable currently or within 60 days after December 31, 1997, and 2,424 shares allocated to the account of the undersigned in Applied Power Inc.'s Employee Stock Ownership Plan).

              (iv) Shared power to dispose or direct the disposition of.

                         0 shares

Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          Not Applicable.

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Date: February 2, 1998



                                                     /s/ Richard G. Sim
                                                  ----------------------------
                                                     Richard G. Sim